Exhibit 99.1

FF305 Page 1 of 7 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: ZTO Express (Cayman) Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 03 September 2025 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares Other class (specify in description) Type of shares Other type (specify in description) Listed on the Exchange No Stock code (if listed) Description 1.50% Convertible Senior Notes due 2027 (the "2027 Notes") A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 31 August 2025 34,237,800 0 34,237,800 1). Repurchase or redemption of other securities Repurchase of US$982,252,000 aggregate principal amount of the 2027 Notes Date of changes 02 September 2025 -33,630,148 % USD 29.2075 Closing balance as at (Notes 5 and 6) 02 September 2025 607,652 0 607,652

FF305 Page 2 of 7 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable Remarks: ZTO Express (Cayman) Inc. (the “Company”) filed with the United States Securities and Exchange Commission on August 29, 2025 (U.S. Eastern Time) an amendment to the tender offer statement on Schedule TO, announcing the completion of the repurchase right offer for the 2027 Notes with respect to US$982,252,000 in aggregate principal amount of the 2027 Notes validly surrendered. On September 2, 2025 (U.S. Eastern Time), the Company repurchased these 2027 Notes surrendered by the noteholders pursuant to the terms of the 2027 Notes at the aggregate cash purchase price of US$982,252,000 (the "Repurchased Notes"). The Repurchased Notes were convertible into approximately 33,630,148 American depositary shares of the Company (each represents one Class A ordinary share of the Company, the "ADSs")) before the repurchase based on the current conversion rate of the 2027 Notes, while there were no actual ADSs repurchased. Following settlement of the repurchase, US$17,748,000 aggregate principal amount of the 2027 Notes remain outstanding. The current conversion rate of the 2027 Notes is 34.2378 ADSs per US$1,000 principal amount of the 2027 Notes (which is equivalent to a conversion price of approximately US$29.2075 per ADS). As of August 31, 2025, the aggregate principal amount of the outstanding 2027 Notes was US$1,000,000,000. The opening balance and closing balance in the table above represent the number of ADSs that may be converted from the outstanding 2027 Notes as of August 31, 2025 and immediately after the settlement of the aforementioned repurchase, respectively, based on the current conversion rate, subject to the terms of the 2027 Notes. Please refer to the Company's overseas regulatory announcements dated July 30, 2025 and August 31, 2025 in respect of the repurchase right offer relating to the 2027 Notes for further details.

FF305 Page 3 of 7 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 4 of 7 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 5 of 7 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares Other class (specify in description) Type of shares Other type (specify in description) Listed on the Exchange No Stock code (if listed) Description The 2027 Notes A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 02 September 2025 33,630,148 By general offer USD 29.2075 USD 29.2075 USD 982,252,000 Total number of shares repurchased 33,630,148 Aggregate price paid $ USD 982,252,000 Number of shares repurchased for cancellation 33,630,148 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate % 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 02 October 2025 Not applicable

FF305 Page 6 of 7 v 1.3.0 Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 7 of 7 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Songfei LI (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)